December 23, 2021

United States Securities

and Exchange Commission

Division of Corporation Finance

Office of Technology

Attn: Matthew Derby; Jan Woo, Legal Branch Chief,

Washington, D.C. 20549

Re: Cordia Corporation

Amendment No. 1 to Offering Statement on Form 1-A Filed December 13, 2021

File No. 024-11655

Dear Mr. Derby and Ms. Woo,

We have reviewed your response letter, dated December 22, 2021, and have made the requested adjustments. Below is a detailed response to your letter and enclosed is a revised Offering Circular. Please let us know if you have any further concerns.

Offering Statement on Form 1-A

The Offering, page 5

1.We note your response to prior comment 1. You continue to disclose that the "offering price will not remain fixed for the duration of the Offering". At-the-market offerings are not permitted under Regulation A. Please revise throughout the offering statement to fix the price for the duration of the offering. To the extent you choose to change the price during the offering to another fixed price, please confirm that you will do so by means of a supplement or post-qualification amendment, as appropriate. Refer to Rule 251(d)(3)(ii) of Regulation A.

Response

In response to the Staff´s comment, this has been addressed. Please see the second paragraph in “The Offering” Section, Page 5. The offering price will remain fixed for the duration of the offering.

401 Ryland St • Reno, NV 89502

Certain Relationships and Related Transactions and Director Independence, page 32

2.We note your disclosure that the "company has received advances totaling $12,010 from Peter Klamka" which appears inconsistent with your financial statements as of September 30, 2021. Please update to indicate whether the note has been repaid.

Response

In Response to the Staff’s comment, this has been addressed. Mr. Klamka had advanced $12,010 to the Company and then advanced an additional $36,638 for a total of $48,648. However, the monies advanced to the Company were paid back to Mr. Klamka and as of September 30, 2021, there are no monies owed to Mr. Klamka from the Company. Please see first paragraph in “Certain Relationships and Related Transactions and Director Independence” section, page 32.

Exhibits

3.Please file your agreement with Leonite Fund 1 LLC as an exhibit or tell us why it is not required. Refer to Item 17 of Form 1-A.

Response

In Response to the Staff’s comment, this has been addressed. The Securities Purchase Agreement between Cordia Corporation and Leonite Fund I LLC has been filed as an exhibit under the “PART III-EXHIBITS” section.

Should you have any additional questions or comments please contact our counsel, Jonathan Leinwand at 954-903-7856 or jonathan@jdlpa.com.

Sincerely,

/s/ Peter Klamka

Peter Klamka

Chief Executive Officer

Cordia Corporation

Cc: Jonathan D. Leinwand

401 Ryland St • Reno, NV 89502

401 Ryland St • Reno, NV 89502